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March 9, 2015

VIA EDGAR AND ELECTRONIC MAIL

Tiffany Piland Posil, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biglari Holdings Inc. (“Biglari Holdings” or the “Company”)
Preliminary Revised Proxy Statement on Schedule 14A
Filed March 3, 2015
File No. 000-08445

Dear Ms. Posil:

Biglari Holdings has today filed with the Securities and Exchange Commission its Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”).  In response to a verbal comment from the Staff received on March 9, 2015, the Proxy Statement has been revised to indicate that the beneficial ownership table listing the persons or entities known to be the beneficial owners of more than 5% of the Company’s common stock does not include the Company’s directors and executive officers, who are set forth in the immediately preceding table.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

cc:	Sardar Biglari

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